WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended July 31, 2005.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Balance Sheets

	July 31, 2005 (unaudited)	January 31, 2005 (audited)
Assets		
Current		
Cash and cash equivalents	$ **226,950**	$ 272,932
Receivables	**2,700**	1,329
Prepaid expenses	**3,022**	4,156
	232,672	278,417
Deposit	**3,500**	3,500
Mineral properties and deferred exploration costs (Note 2)	**585,763**	575,580
Furniture and equipment	**1,487**	1,728
	$ **823,422**	$ 859,225
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **7,342**	$ 11,654
Shareholders' equity		
Share capital (Note 3)	**4,617,419**	4,617,419
Contributed surplus	**7,600**	7,600
Deficit	**(3,808,939)**	(3,777,448)
	816,080	847,571
	$ **823,422**	$ 859,225

On behalf of the Board:

"James E. McInnes"

Director

"Morgan Poliquin"

Director

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Loss and Deficit
(unaudited)

	Three months ended July 31, 2005	Three months ended July 31, 2004	Six months ended July 31, 2005	Six months ended July 31, 2004
Expenses				
Administrative				
Accounting and audit fees	$ **3,049**	$ 5,101	$ **4,128**	$ 6,353
Amortization	**120**	169	**241**	339
Consulting	**2,000**	2,500	**4,000**	2,500
Filing and transfer agent fees	**8,777**	7,742	**12,779**	11,768
Legal fees	**4,742**	3,396	**7,751**	10,116
Office	**2,348**	1,822	**2,402**	2,175
Rent	**300**	300	**600**	600
	(21,336)	(21,030)	**(31,901)**	(33,851)
Exploration expenses				
General	**-**	-	**-**	(933)
Other items				
Foreign exchange loss	**(3,558)**	(4,115)	**(1,885)**	(258)
Interest income	**1,190**	648	**2,295**	1,134
	(2,368)	(3,467)	**410**	876
Net loss for the period	**(23,704)**	(24,497)	**(31,491)**	(33,908)
Deficit, beginning of period	**(3,785,235)**	(3,667,111)	**(3,777,448)**	(3,657,700)
Deficit, end of period	$ **(3,808,939)**	$ (3,691,608)	$ **(3,808,939)**	$ (3,691,608)
Loss per share – basic and diluted	$ **(0.00)**	$ (0.00)	$ **(0.00)**	$ (0.00)
Weighted average shares outstanding	**12,500,723**	12,459,419	**12,500,723**	12,125,778

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Cash Flows
(unaudited)

	Three months ended July 31, 2005	Three months ended July 31, 2004	Six months ended July 31, 2005	Six months ended July 31, 2004
Cash provided by (used in)				
Operating activities				
Net loss for the period	$ **(23,704)**	$ (24,497)	$ **(31,491)**	$ (33,908)
Items not involving cash				
Amortization	**120**	169	**241**	339
Foreign exchange loss	**3,558**	4,115	**1,885**	258
	(20,026)	(20,213)	**(29,365)**	(33,311)
Changes in non-cash working capital balances				
Receivables	**(559)**	(1,871)	**(1,371)**	(1,131)
Prepaid expenses	**2,785**	(71)	**1,134**	(2,913)
Accounts payable and accrued liabilities	**(8,107)**	2,625	**(4,312)**	3,850
	(25,907)	(19,530)	**(33,914)**	(33,505)
Investing activity				
Acquisition of mineral properties and deferred exploration costs, net of advances	**(9,993)**	(28,104)	**(10,183)**	(40,786)
Financing activity				
Proceeds on issuance of common shares	**-**	41,500	**-**	228,250
(Decrease) increase in cash and cash equivalents	**(35,900)**	(6,134)	**(44,097)**	153,959
Effect of foreign exchange on cash and cash equivalents	**(3,558)**	(4,115)	**(1,885)**	(258)
Cash and cash equivalents, beginning of period	**266,408**	321,985	**272,932**	158,035
Cash and cash equivalents, end of period	$ **226,950**	$ 311,736	$ **226,950**	$ 311,736

Supplemental Disclosure of Cash Flow Information

			Six months ended July 31, 2005	Six months ended July 31, 2004
Non-cash investing and financing activity				
Issue of common shares for mineral property payment			$ -	$ 7,500

No cash was paid in the period for interest or income taxes

1. Significant Accounting Policies

Basis of Presentation

All figures as at and for the periods ended July 31, 2005 and 2004 are unaudited.

The interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended January 31, 2005 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops BC	Northwest Territories	Total July 31, 2005	Total January 31, 2005
Mineral properties, at cost				
Balance, beginning of period	$ 23,311	$ 36,075	$ 59,386	$ 58,666
Additions	2,775	-	2,775	45,666
Write-down of mineral properties	-	-	-	(44,946)
Balance, end of period	26,086	36,075	62,161	59,386
Deferred Exploration Costs				
Balance, beginning of period	267,129	249,065	516,194	510,625
Costs incurred during the period				
Assay	-	-	-	77
Drilling	-	-	-	303
Geophysical costs		-	-	4,556
Geosciences	-	-	-	5,613
Maintenance fees	-	-	-	4,400
Lease payments	-	6,662	6,662	(4,100)
Legal	-	-	-	1,036
Supplies	-	(58)	(58)	974
Tax assessments	804	-	804	817
Travel	-	-	-	4,851
Write-down of deferred exploration costs	-	-	-	(12,958)
	804	6,604	7,408	5,569
Balance, end of period	267,933	255,669	523,602	516,194
Total	$ 294,019	$ 291,744	$ 585,763	$ 575,580

3. Share Capital

	Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, January 31, 2005 and July 31, 2005	12,500,723	$	4,617,419

a) Stock Options

The Company has adopted a "rolling" stock option plan, pursuant to the policies of the TSX Venture Exchange.

No stock options were granted during the six months ended July 31, 2005. As at July 31, 2005, there were no stock options outstanding.

4. Related Party Transactions

a) During the six months ended July 31, 2005, the Company paid $600 for rent to a Company with common directors.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Williams Creek Explorations Limited (the "Company" or "Williams Creek") and should be read in conjunction with the audited financial statements for the year ended January 31, 2005 and related notes contained therein. The date of this management's discussion and analysis is September 28, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Williams Creek
Williams Creek is an exploration stage company engaged in the acquisition, exploration and development of mineral properties with a primary focus in British Columbia. The Company owns twenty-eight crown granted mineral claims in the Caribou Mining Division and three crown granted mineral claims in the Kamloops Mining Division. The Company also has a net 37.5% interest in the ATW diamond property in the MacKenzie Mining District of the Northwest Territories.

Risks
Williams Creek is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Also, the price of gold is affected by numerous factors beyond the control of the Company and has been volatile over short periods of time. Further, as the Company has no revenues from operations, the only sources of funds currently available to the Company are the sale of equity capital or the offering of an interest in its projects to another party.

Exploration projects

Kamloops gold project, British Columbia
The Company has completed an agreement with a relative of Francis P. Newcome, Deceased, and is perfecting title to the three Crown-granted mineral claims. Two diamond drill holes have been completed on the Company's 100% owned crown grants, located in the Afton mine area, British Columbia. The drill program was designed to target deep high grade mineralization similar to that identified by New Gold Corp. ("New Gold"), which has identified a Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold underneath the Afton pit. The Company's crown grants are located within the area controlled by New Gold, immediately south of the Afton pit and north of the smaller Pothook pit.

A geophysical work program consisting of natural and controlled source audio frequency magnetotellurics ("NSAMT" and "CSAMT") surveys has been completed. This type of survey is a high resolution electromagnetic sounding technique that in the case of NSAMT utilizes magnetotelluric signals that are produced naturally by electrical currents that exist within the earth. CSAMT uses an artificial signal source that enables measurement when natural sources are weak. Both techniques enable the resolution of geologic features to greater depths than other geophysical techniques, often over two kilometers depth, and have been used effectively worldwide in mineral exploration since the 1970's.

The work program identified a strong conductivity anomaly underneath the company's property. This anomaly, which has been traced to 700 meters beneath the surface, is interpreted to represent concentrations of sulphide minerals in the subsurface. At the adjacent New Gold property the orebody consists of sulphide-rich copper gold mineralisation.

The Company's has completed a two hole diamond drill program designed to test the upper portion of a large conductivity anomaly identified by the geophysical survey. The two holes were positioned about 75 meters apart and both drilled at -55 degrees along one section to test the anomaly at depths of 100 and 300 meters beneath surface respectively. The holes were sited in propylitic and potassic altered microdiorite and syenite phases of Iron Mask intrusives. Vin Campbell, Ph.D., P.Geo., a qualified person under the meaning of National instrument 43-101, supervised the drill program and has reported the following observations made from visually logging the core:

As is common in the Afton camp, minor native copper occurs in the upper parts of both drill intersections, occurring as blebs and medium grains disseminated in the microdiorite and commonly in association with magnetite, epidote and specular hematite. Small amounts (to ~2%) of native copper also occur in narrow quartz veins within about 40m of the surface. Both drill holes intersected zones where coarse magnetite comprises in excess of 75% of the core. Locally up to 5% disseminated chalcopyrite and minor (<2%) amounts of bornite occur within the magnetite-rich intervals, although these copper minerals are not evenly distributed. Disseminated chalcopyrite, in amounts up to 1 and 2%, also occurs in pyritic, propylitic and potassic-altered syenitic phases below the coarse magnetite-rich zones in DDH-05-02. Fine grained disseminated pyrite and stringers of specular hematite are ubiquitous within the magnetite zones as they are throughout the altered fine grained dioritic rocks encountered. The magnetite zones up to 20 meters wide were intersected but these zones are generally 0.5 to 4 meters in width.

While copper bearing minerals have been identified, it is impossible to estimate copper grades in the core. The core has been split and sent to ALS Chemex Laboratories of North Vancouver and Ecotech Labs of Kamloops for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implemented. The laboratories have instructed to not release results to the company until the present private placement has been closed. Results will be released from the company as soon as they have been received and compiled.

Westport gold project, British Columbia
The Company has designed and initiated a six hole diamond drilling program to follow up results of the 2003 program.

ATW diamond project, Northwest Territories
Work conducted over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest is planned for the upcoming summer in preparation for diamond drilling in the February to April 2006 field season.

Selected quarterly information - Unaudited

	Three Months Ended							
	Jul-05	Apr-05	Jan-05	Oct-04	Jul-04	Apr-04	Jan-04	Oct-03
Interest income	$ 1,190	$ 1,105	$ 2,146	$ 187	$ 648	$ 486	$ 485	$ 1,144
Net loss (income)	23,704	7,787	6,692	79,148	24,497	9,411	(126)	55,798
Net loss per share	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.01
Stock option compensation	0	0	0	0	0	0	0	7,600
Working capital	225,330	258,907	266,763	293,773	322,293	331,498	163,872	211,575
Total assets	823,422	855,233	859,225	863,140	959,805	949,404	766,139	815,141

Results of operations
The Company's operations during the three months ended July 31, 2005 produced a net loss of $23,704, consistent with a loss of $24,497 for the three months ended July 31, 2004. Administrative expenses remained consistent. No general exploration was undertaken in either quarter. Loss on foreign exchange was offset by higher interest income in the current quarter.

The Company's operations during the six months ended July 31, 2005 produced a net loss of $31,491, comparable to a loss of $33,908 for the six months ended July 31, 2004. Administrative expenses decreased due to lower accounting and legal fees which were offset by an increase in filing and transfer agent fees and consulting fees. No general exploration undertaken in the current period. Loss on foreign exchange increased during the six months ended July 31, 2005 which was offset by higher interest income.

Liquidity and capital resources

At July 31, 2005, the Company had working capital of $225,330 as compared to $266,763 at January 31, 2005, the Company's most recent financial year-end. The Company had cash and cash equivalents of $226,950 at July 31, 2005 as compared to $272,932 at January 31, 2005.

The Company subsequently announced two private placements. On September 12, 2005, the Company announced a private placement for 1,846,667 Units at a price of $0.30 per Unit for proceeds of $554,000. Each Unit will consist of one common share and one share purchase Warrant with a one year term, exercisable at a price of $0.35. A finder's fee of 37,750 Units is to be paid. On September 15, 2005, the Company announced a private placement for 470,000 Units at a price of $0.30 per Unit for proceeds of $141,000. Each Unit will consist of one common share and one share purchase Warrant with a one year term, exercisable at a price of $0.38. Proceeds of the placements are to be spent on exploration work on the Company's properties at Kamloops and Westport in B.C., and for general corporate purposes. Both private placements are expected to close in early October.

The Company expects this level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next year.

Cash used for operating activities during the three months ended July 31, 2005 was $25,907 compared to $19,530 during the three months ended July 31, 2004. The increase is primarily due to the payment of outstanding payables. Cash used for investing activities during the three months ended July 31, 2005 decreased as compared to 2004 with no exploration being undertaken in the quarter with the Company's focus remaining on the completion of an agreement with a relative of Francis P. Newcome, Deceased, and finalizing upcoming work programs. Tax assessments were paid on the Kamloops and Westport claims in B.C. as well as the required lease payments in the N.W.T. No cash was provided by financing activities in the quarter.

Cash used for operating activities during the six months ended July 31, 2005 was $33,914, consistent with $33,505 used during the six months ended July 31, 2004. Cash used for investing activities during the current period decreased as compared to 2004 due to no exploration being conducted in the period. No cash was provided by financing activities in the current period.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standard during 2003. The Company adopted the standard and the audited financial statements for the year ended January 31, 2004 reflect this. Please see the Summary of Significant Accounting Policies and note 6(c) to the audited financial statements for further details.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. Please see the Summary of Significant Accounting Policies contained within the audited financial statements for the year ended January 31, 2005 for further details.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Outstanding share data

At the Annual & Special General Meeting of the Company held June 27, 2005, shareholders passed resolutions changing the number of common shares which the Company is authorized to issue from 100,000,000 to an unlimited number without par value.

As at September 26, 2005, there were 12,550,723 outstanding common shares with 50,000 shares being issued on completion of the agreement with a relative of Francis P. Newcome, Deceased.

The Company subsequently announced two private placements for 1,846,667 Units and 470,000 Units at a price of $0.30 per Unit. Each Unit will consist of one common share and one share purchase Warrant with a one year term, exercisable at a price of $0.35 and $0.38, respectively. A finder's fee of 37,750 Units is to be paid.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in note 6(c) to the audited financial statements for the year ended January 31, 2005. On August 26, 2005, the Company granted options to directors and officers to acquire up to 1,250,000 common shares of the Company, exercisable for a term of two years, at a price of $0.30 per share.

Related party transactions

During the six months ended July 31, 2005, $600 was paid to a Company with common directors for rent.

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

26 August 2005

Williams Creek Explorations Limited has agreed to grant new options to acquire up to 1,250,000 common shares of the Company, exercisable for a term of two years, at a price of $0.30 per share, being the Market Price, pursuant to the Stock Option Plan approved by the directors, shareholders, and the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

2 September 2005

Further to the Company's news release of 27 June 2005, the Notice of Alteration removing the Pre-existing Company Provisions under the *Business Corporations Act* and altering the Company's share structure to an unlimited number of common shares without par value has now been filed with the Registrar of Companies.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

12 September 2005

Williams Creek Explorations Limited is pleased to announce a non-brokered private placement for 1,846,667 Units at a price of $0.30 per Unit (being a discount from the Market Price), each Unit consisting of one common share and one non-transferable share purchase Warrant with a one year term, exercisable at a price of $0.35. The closing price of the Company's shares on 9 September 2005 was $0.31, the last day the Company's shares traded. Members of the Pro Group are subscribing for up to 10.8% of the private placement, and insiders of the Company are subscribing for up to 1.1%. A finder's fee of 11,250 shares is payable to Raymond James Ltd. This transaction is subject to acceptance by the TSX Venture Exchange.

Proceeds of the private placement are to be expended on exploration work on the Company's British Columbia properties at Kamloops and at Barkerville, and for general corporate purposes.

Two diamond drill holes have been completed on the Company's 100% owned crown grants, located in the Afton mine area, British Columbia. The drill program was designed to target deep high grade mineralization similar to that identified by New Gold Corp. ("New Gold"), which has identified a Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold underneath the Afton pit. The Company's crown grants are located within the area controlled by New Gold, immediately south of the Afton pit and north of the smaller Pothook pit. The Company's drill program consisted of two holes along one section designed to test the upper portion of a large conductivity anomaly identified by a geophysical survey carried out in August of this year (see news release dated 25 August 2005). Core has been split and sent to ALS Chemex Laboratories of North Vancouver and Ecotech Labs of Kamloops for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implanted and all work was carried out under the supervision of Vin Campbell, Ph.D., P.Geo., a qualified person under the meaning of National Instrument 43-101. Results will be reported as soon as they are received and compiled by the Company. Further drilling will be planned based upon a review of the results of this program.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

13 September 2005

Further to the announcement by Williams Creek Explorations Limited of the non-brokered private placement for 1,846,667 Units at a price of $0.30 per Unit, the finder's fee payable to Raymond James Ltd. should be for a total of 37,750 shares. The fee of 11,250 shares mentioned in the 12 September news release refers to the dollar value of the shares, and not the shares.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

15 September 2005

Williams Creek Explorations Limited is pleased to announce a non-brokered private placement for 470,000 Units at a price of $0.30 per Unit (being a discount from the Market Price), each Unit consisting of one common share and one non-transferable share purchase Warrant with a one year term, exercisable at a price of $0.38. The closing price of the Company's shares on 15 September 2005 was $0.38.

Proceeds of the private placement are to be expended on exploration work on the Company's British Columbia properties at Kamloops and at Barkerville, and for general corporate purposes.

Further to the announcement by Williams Creek Explorations Limited of the non-brokered private placement for 1,846,667 Units at a price of $0.30 per Unit, the finder's fee payable to Raymond James Ltd. should be for a total of 37,750 units.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

82-3146

Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553

NEWS RELEASE September 21, 2005
Trading Symbol: WCX TSX-V

"UPDATE ON THE DRILL PROGRAM AT THE AFTON PROJECT"

Two diamond drill holes have been completed on the company's 100% owned crown grants, located in the Afton mine area, British Columbia. The drill program was designed to target deep high grade mineralization similar to that identified by New Gold Corp. ("New Gold"), who have identified a Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold underneath the Afton pit. The company's crown grants are located within the area controlled by New Gold and immediately south of the Afton pit and north of the smaller Pothook pit.

The two holes were positioned about 75 meters apart and both drilled at -55 degrees along one section. The holes were designed to test the upper portion of a large pear shaped and narrowing towards surface conductivity anomaly identified by a geophysical survey carried out in August of this year (see news release dated August 25, 2005) at depths of 100 and 300 meters beneath surface respectively. The holes were sited in propylitic and potassic altered microdiorite and syenite phases of Iron Mask intrusives. Vin Campbell, Ph.D., P.Geo., a qualified person under the meaning of National instrument 43-101, supervised the drill program and has reported the following observations made from visually logging the core:

> *As is common in the Afton camp, minor native copper occurs in the upper parts of both drill intersections, occurring as blebs and medium grains disseminated in the microdiorite and commonly in association with magnetite, epidote and specular hematite. Small amounts (to ~2%) of native copper also occur in narrow quartz veins within about 40m of the surface. Both drill holes intersected zones where coarse magnetite comprises in excess of 75% of the core. Locally up to 5% disseminated chalcopyrite and minor (<2%) amounts of bornite occur within the magnetite-rich intervals, although these copper minerals are not evenly distributed. Disseminated chalcopyrite, in amounts up to 1 and 2%, also occurs in pyritic, propylitic and potassic-altered syenitic phases below the coarse magnetite-rich zones in DDH-05-02. Fine grained disseminated pyrite and stringers of specular hematite are ubiquitous within the magnetite zones as they are throughout the altered fine grained dioritic rocks encountered. Magnetite zones up to 20 meters wide were intersected but these zones are generally 0.5 to 4 meters in width.*

While copper bearing minerals have been identified, it is impossible to estimate copper grades in the core. The core has been split and sent to ALS Chemex Laboratories of North Vancouver and Ecotech Labs of Kamloops for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implemented. The laboratories have instructed to not release results to the company until the present private placement has been closed. Results will be released from the company as soon as they have been received and compiled.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director

82-3146

Williams Creek Explorations Limited

1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553

NEWS RELEASE September 21, 2005
Trading Symbol: WCX TSX-V

Drilling Underway at the Westport Gold Project Barkerville, B.C.

The company is pleased to announce that an exploration drill program is now underway on the company's historic Westport gold project located near Barkerville, British Columbia. The program will consist of five to seven diamond drill holes totalling 1,500 meters. The Westport project consists of 28 crown granted claims wholly owned by the company that straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. The property directly adjoins that of International Wayside Gold Mines Ltd. (Wayside) who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognised to host gold mineralization in the area.

The 2005 drilling has been designed to follow-up the company's 2003 drill program which tested geophysical anomalies that were generated by an induced polarisation (IP) geophysics program, also carried out by the company in 2003. All five drill holes drilled in 2003 encountered significant amounts of pyrite, confirming the source of the geophysical anomalies. Correlating the geologic logs of the drill holes with the assay data has revealed that gold is associated with only certain varieties of pyrite, namely pyrite in quartz veins and zones of fine grained massive pyrite. Volumetrically, the dominant forms of pyrite are interpreted not to be associated with the genesis of gold mineralization, however. This understanding suggests that the drill holes, which were designed to test the geophysical anomaly, may not have been oriented in the best way to intersect gold mineralization. The present drill program will test this hypothesis. The 2003 drill program nevertheless intersected significant gold values, which are tabulated below, and include a 1.2 meter interval that returned 4.56 ounces per ton gold (156.4 grams per tonne).

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Gold (oz/t)	Recovery	Description
DDH-03-01	71.60	74.30	2.70	1.80	0.05	75%	pyritized argillite
Including	72.80	73.70	0.90	1.21	0.04	22%	fine grained massive pyrite
DDH-03-01	80.90	82.10	1.20	156.30	4.56	100%	pyritized argillite and quartz vein
Including	80.90	81.30	0.40	468.00*	13.65	100%	quartz vein
DDH-03-01	111.90	119.00	7.10	3.13	0.09	100%	pyritized argillite and quartz vein
Including	116.60	117.15	0.55	33.80	0.99	100%	quartz vein
DDH-03-02	203.90	204.50	0.60	3.51	0.10	80%	argillite with abundant coarse pyrite
Including	203.90	204.10	0.20	10.05	0.29	80%	argillite with abundant coarse pyrite

*A metallics check assay carried out on this sample interval returned 660 g/t (19.25 oz/t) gold

Table 1: Significant Intersections of 2003 Drill Program

Williams Creek Explorations Ltd. has held the Westport property since its purchase in 1946. In light of the new Bonanza Ledge discovery by International Wayside on ground immediately joining the property, and subsequent to a review of the past work on the property, management is excited by the potential of the property to host a significant gold deposit. The drill results reported today confirm the presence of significant gold mineralization in this area of the property. The data will be examined by the management and the geologic team to better understand the setting of the mineralization intersected in order to design a program to follow up the results of this work. A quality control program was put in place which included the insertion of blanks, standards and duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the current and the 2003 drill program on the project

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director